UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         Commission File Number 0-22906

                           NOTIFICATION OF LATE FILING

(Check One):  [____] Form  10-K  [____] Form 11-K  [____] Form  20-F
[X] Form  10-Q  [____] Form  N-SAR

For  Period  Ended:     September  30,  2001

[____] Transition  Report  on  Form 10-K [____] Transition Report on Form  10-Q
[____] Transition  Report  on  Form 20-F [____] Transition Report on Form  N-SAR
[____] Transition  Report  on  Form  11-K

For the Transition Period Ended:____________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________

                         PART I.  REGISTRANT INFORMATION

Full  name  of  registrant     ABC-NACO  Inc.

Former  name  if  applicable

Address  of  principal  executive  office  (Street  and  number)
335  Eisenhower  Lane  South
City,  State  and  Zip  Code     Lombard,  IL  60148

                        PART II.  RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[___]     (a)  The  reasons  described  in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[___] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[___]     (c)  The  accountant's  statement  or  other  exhibit required by Rule
12b-25  (c)  has  been  attached  if  applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion of thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On October 18, 2001, ABC-NACO Inc. (the "Registrant"), along with seven of its domestic subsidiaries, (i) NACO, Inc.; (ii) National Castings, Inc. (iii) NACO Flow Products, Inc., (iv) National Engineered Products Company, Inc., (v) The AIMS Group, Inc., (vi) BuyMetalCastings, Inc., and (vii) ABC Rail (Virgin Islands) Corporation (collectively, the "Subsidiaries"), filed voluntary petitions for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of Illinois (the "Bankruptcy Court"). These cases have been assigned to the Honorable Eugene R. Wedoff and will be jointly administered under case number 01 B 36484. No trustee, receiver or examiner has been appointed, and the Registrant and Subsidiaries will act as debtors-in-possession while being subject to the supervision and orders of the Bankruptcy Court.

     On October 24, 2001, the Registrant requested that the Staff of the Securities and Exchange Commission (the "Commission") not recommend an enforcement action against it if the Registrant follows certain modified reporting procedures in lieu of filing the regular periodic reports specified under Section 13(a) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "No Action Request") attached hereto as Exhibit A.

     Trading in the Registrant's stock on the Nasdaq Stock Market has been halted since October 15, 2001. On November 6, 2001, the Staff of The Nasdaq Stock Market provided the Registrant with a determination to delist the Registrant's securities effective the opening of business on November 14, 2001.

     If the No Action Request is granted, the Registrant will not file its Form 10-Q for the fiscal quarter ended September 30, 2001 (the "Form 10-Q"). Rather, the Registrant will file with the Commission under cover of Form 8-K, copies of the monthly operating reports submitted to the Office of the United
States Trustee and the Bankruptcy Court ("Bankruptcy Reports") and the Final Report that are required to be filed with the Bankruptcy Court no later than fifteen days after such filings, as well as other filings that may be required to be made on Form 8-K on a periodic basis. In addition, the Registrant will post the Bankruptcy Report, Final Report, and any Form 8-K on the Registrant's website at www.abc-naco.com.
             ----------------

     If the No Action Request is denied, the Registrant is faced with a situation where it cannot file its quarterly Form 10-Q as there are no funds allocated to pursue any periodic filing requirements such as a Form 10-Q.

                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Wayne  R.  Rockenbach     630-792-2010
---------------------     ------------
(Name)                    (Area  Code)  (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X]     Yes     [___]     No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]     Yes     [___]     No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the continuing and precipitous decline in new railroad freight car builds and the direct impact of the Registrant's Bankruptcy filing, the Registrant's financial statements for fiscal quarter ended September 30, 2001 will change significantly from the fiscal quarter ended September 30, 2000. However, an estimate of these changes cannot be made at this time because the Registrant has not finished closing its books for the fiscal quarter ended September 30, 2001, or engaged an accountant to perform a timely quarterly review of its financial statements. As noted above, the Registrant provided the Commission with a No Action Request to terminate filing obligations including the filing of the Form 10-Q.

                                   SIGNATURES

ABC-NACO  Inc.
--------------
(Name  of  registrant  as  specified  in  charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     November  14,  2001

By:
Wayne  R.  Rockenbach
Senior  Vice  President  and  Chief  Financial  Officer

                                    Exhibit A
                                    ---------

October  24,  2001

Via  Federal  Express

Office  of  the  Chief  Counsel
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE: ABC-NACO  INC.
    SECURITIES  EXCHANGE  ACT  OF  1934
    COMMISSION  FILE  NO.  0-22906
    15 U.S.C. 78M

Ladies  and  Gentlemen:

We  are  writing  on  behalf of our client ABC-NACO Inc., a Delaware corporation
(the "Company") to request your assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action against the Company if the Company follows the modified reporting procedure set forth herein in lieu of filing regular periodic reports as required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder. This request is made pursuant to Exchange Act Release No. 9660 (June 30, 1972) (the "Release") and Staff Legal Bulletin No. 2 (April 15, 1997) (the "Staff Bulletin").

I.   BACKGROUND

     The Company is a manufacturer and supplier of technologically advanced products to the railroad industry. The Company is engaged in the design, engineering and manufacture of high-performance freight car, locomotive and passenger suspension and coupling systems, wheels and mounted wheel sets. The Company also supplies railroad and transit infrastructure products and services and technology-driven specialty track products.

     On October 18, 2001 (the "Petition Date") the Company filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code (11 U.S.C. 101-1330) (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois (the "Bankruptcy Court"). The Company's bankruptcy case is styled In re ABC-NACO Inc., Case No. 01 B 36484 (the "Bankruptcy Case"), and it is pending before the Honorable Eugene R. Wedoff. In connection with the Bankruptcy Case, the Company obtained a commitment for a $20 million debtor-in-possession financing facility ("DIP Facility") from a group of banks led by Bank of America, N.A., as Agent. On the Petition Date, the Company publicly announced the filing of its bankruptcy petition and the commitment for the DIP Facility in a press release and in a Current Report on Form 8-K.

     The Company has experienced adverse financial problems due to several industry and market related issues. The industry and market related issues include, among other things, a dramatic decline in the new freight railcar and locomotive building industry, higher fuel costs and a general decline in the United States economy. Recently released U.S. freight car statistics for the second quarter of 2001 demonstrated the lowest level of orders, deliveries and backlog of new freight cars in over a decade. This trend has had a negative impact on the Company. In addition, earlier this year, the Company was adversely affected by an 80 day labor strike at its facility in Sahagun, Mexico and by a roof collapse at the Company's Cicero, Illinois foundry facility.

     In an attempt to respond to these negative financial conditions, the Company has taken several measures. On December 28, 2000, the Company sold its 50% ownership in Anchor Brake Shoe, L.L.C. for $10.4 million. On February 23, 2001, the Company sold its freight, railcar and transit signaling systems and services business for approximately $21.1 million, and on May 2, 2000, the Company sold its Flow and Specialty Products business for $24 million. A significant portion of the proceeds from these sales were used to permanently reduce the Company's debt obligations.

     On May 2, 2001, the Company and its senior lenders entered into a Fourth Amended and Restated Credit Facility, and, on that same day, the Company entered into an additional financing agreement for $15 million, the proceeds of which were used for general corporate and working capital needs. The Company also responded to negative financial conditions by managing the collection of its receivables, reducing inventory levels, significantly reducing capital expenditures and controlling operating expenses. The Company has significantly reduced the number of its operating facilities and employees over the past year.

     Since the Petition Date, the Company has managed its affairs as a debtor in possession, and it is in the process of marketing its assets for a sale in the Bankruptcy Case. Due to the amount of the Company's secured and unsecured debt, the Company does not anticipate that any proceeds from the disposition of its assets will be distributed to its security holders.

     The Company has an excellent record of complying with all periodic reporting obligations under Section 13(a) of the Exchange Act, including the filing; on April 17, 2001, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000; on April 30, 2001, Amendment No. 1 of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000; on May 15, 2001, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and on August 14, 2001, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     As a debtor in possession under the Bankruptcy Code, the Company is now required to file monthly operating reports with the Office of the United States Trustee and the Bankruptcy Court (the "Bankruptcy Reports") until the conclusion of the Bankruptcy Case. The Bankruptcy Reports provide an ongoing record of cash receipts, disbursements and variable assets such as inventory and accounts receivable. The Company is also required to file detailed schedules of assets and liabilities and a statement of financial affairs in accordance with Fed. R. Bankr. P. 1007(c) (the "Schedules"). Moreover, at the conclusion of the Bankruptcy Case, the Company will be required to file a final report ("Final Report") detailing distributions made under any chapter 11 plan.

II.  APPLICABLE  LAW

     In the past, the Commission or its Staff have agreed to suspend or modify the Exchange Act reporting requirements of certain issuers that were the subject of a case pending under the Bankruptcy Code. The Release and the Bulletin reflect the Commission's position that it will accept reports differing in form and content from the annual and quarterly reports required under the Exchange Act where the issuer has "ceased or severely curtailed its operations" and such a modification of the issuer's reporting requirements is "not inconsistent with the protection of investors."

     The granting of the relief requested herein would be consistent with the Commission's prior no-action correspondence, where, as here, full compliance with the reporting requirements of the Exchange Act would pose an undue hardship, such compliance is not needed to protect and inform investors and the public, and the modified reporting procedures proposed are not inconsistent with the public interest. See, e.g., Phoenix Medical Technology, Inc. (November 17,
2000);  Brazos  Sportswear,  Inc.  (November  22,  1999);  Campo  Electronics,
Appliances  and  Computers,  Inc.  (November 2, 1998); Fretter, Inc. (October 3,
1997);  and  Martin  Lawrence  Limited  Editions  (July  3,  1997).

     The Release refers to Section 12(h) of the Exchange Act, which permits the Commission to exempt issuers in whole or in part from the reporting requirements of the Exchange Act "if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

     The Release also mentions Exchange Act Rule 12b-21 as a potential basis for relief from the reporting requirements of the Exchange Act. This rule provides, in part, that "[i]f any required information is unknown and not reasonably available to the registrant because the obtaining thereof would involve unreasonable effort or expense, the information may be omitted [and] such information on the subject as [the registrant] possesses or can acquire without unreasonable effort or expense, together with the sources thereof" may instead be provided. In its discussion of Rule 12b-21, the Release states that "in general, an unreasonable effort or expense would result if the benefits which might be derived by the shareholders of the issuer from the filing of the information are outweighed significantly by the cost to the issuer of obtaining the information."

     For the reasons set forth below, the Company believes that the benefits derived by the Company's security holders from the Company's full compliance with the reporting requirements of the Exchange Act would be significantly outweighed by the cost to the Company of obtaining the information necessary to effect such compliance.

     The Bulletin indicates that issuers may request a "no-action" letter from the Commission that applies the positions in the 1972 Release to the Company's facts. The Bulletin requires the issuer to present a clear demonstration of its inability to continue reporting, its efforts to inform its security holders and the market, and the absence of a market in its securities by responding to specific guidelines.

III.     DISCUSSION

A.     INFORMATION  REGARDING  DISCLOSURE  OF  FINANCIAL  CONDITION

1. WHETHER THE ISSUER COMPLIED WITH ITS EXCHANGE ACT REPORTING OBLIGATIONS BEFORE ITS BANKRUPTCY CODE FILING.
     The Bulletin requires that an issuer submitting a request for relief be current in its Exchange Act reports for the 12 months before its Bankruptcy Code filing. The Company reported on its most recent quarterly report on Form 10-Q filed on August 14, 2001, that the Company was current in its Exchange Act reports for the prior 12 months. The Company continues to be current with its Exchange Act reporting obligations for the 12 months prior to the Petition Date.

2. WHEN THE ISSUER FILED ITS FORM 8-K ANNOUNCING ITS BANKRUPTCY FILING; WHETHER THE ISSUER MADE ANY OTHER EFFORTS TO ADVISE THE MARKET OF ITS FINANCIAL CONDITION.
     The Bulletin indicates that the Staff will consider the timeliness of the issuer's Form 8-K announcing its bankruptcy filing when determining whether to grant a request for modified Exchange Act reporting. A Form 8-K announcing an issuer's bankruptcy is due 15 calendar days after a receiver has been appointed or bankruptcy jurisdiction is assumed by leaving the debtor in possession. In addition, the Bulletin also requires that the Company discuss any other efforts that it made to inform its security holders and the market of its financial condition.

     On the same day as the Petition Date the Company filed a Current Report on Form 8-K with the Commission indicating the filing of its bankruptcy petition. In addition, on the Petition Date the Company issued a press release and posted a message on its website announcing the Bankruptcy Case and providing additional information related to the filing.

     The Company advised the market of its poor financial condition in the Exchange Act reports that were filed with the Commission prior to the Petition Date. For example, in the Company's last Annual Report on Form 10-K dated April 17, 2001, the Company reported that its independent auditors Arthur Andersen LLP expressed doubt about the Company's ability to continue as a going concern.

     More recently, the Company in its Form 10-Q dated August 14, 2001 in the Management's Discussion and Analysis of Financial Condition and Results of Operations section, disclosed the following about the Company's poor financial condition:

[t]he Company has incurred large operating losses in 2000 and through June 30, 2001, and has experienced increasing cash flow constraints since the second half of 2000. Some of the Company's businesses have been adversely impacted by several industry issues, including, among other things, a dramatic decline in the new freight railcar and locomotive building industry, higher fuel costs and the general decline in the overall United States economy. Due to these and other conditions, the Company's financial strength has deteriorated leading to a reduction in the Company's operating flexibility. The Company responded to these conditions during 2000 and early 2001 by initiating or completing several restructuring and new financing plans, selling non-core business operations and assets and negotiating and amending various terms under its major lending agreements. However, the especially difficult operating environment during the fourth quarter of 2000 and first six months of 2001, and the resulting pressure on the Company's financial covenants and liquidity, has led to the Company taking additional actions in order to improve its overall viability as a business concern.

The Company has advised its investors and the investing public through its press releases of events that have impacted the Company's financial condition. For example, on June 14, 2001, the Company issued a press release, which is attached to this letter, advising the Company's investors and the investing public of a labor strike at its facility in Sahagun, Mexico. In addition on July 26, 2001, the Company issued a press release, which is attached to this letter, disclosing that the Company's Cicero, Illinois foundry experienced a partial roof collapse. Also, on October 15, 2001, the Company voluntarily halted trading on the Nasdaq Stock Market in anticipation of an imminent announcement of the Bankruptcy Case.

     These disclosures in the Company's Exchange Act reports and press releases demonstrate that the Company has made additional efforts to advise the Company's investors and the investing public of the Company's financial difficulties and of its Bankruptcy Case.

3. WHETHER THE ISSUER IS ABLE TO CONTINUE EXCHANGE ACT REPORTING; WHETHER THE INFORMATION IN MODIFIED REPORTS IS ADEQUATE TO PROTECT INVESTORS.
     The Bulletin indicates that a Company requesting relief should discuss the reasons why it is unable to continue to comply with Exchange Act reporting. The discussion should address the following: (1) whether the issuer has ceased its operations or the extent to which the issuer has curtailed operations; (2) why filing periodic reports would present an undue hardship to the issuer; (3) why the issuer cannot comply with the disclosure requirements; and (4) why the issuer believes granting the request is consistent with the protection of investors.

     The Company has significantly curtailed its operations and corporate staff. As recently as October 12, 2001 the Company terminated approximately 25% of its employees from across all of its operating divisions. The Company will suffer undue hardship if it must continue to comply with the periodic reporting requirements of the Exchange Act because it has limited corporate personnel. Since the Petition Date, the Company's efforts have been limited to addressing the everyday needs of a chapter 11 debtor. Those efforts have included such activities as preparing detailed financial budgets; formulating and preparing materials relating to the Bankruptcy Case; assembling data for the Company's schedules of assets and liabilities and statement of financial affairs; analyzing accounts payable and receivable; obtaining the approval of the Bankruptcy Court for non-ordinary course activities; negotiating with the Company's major creditors; and efforts to sell all of the Company's assets. The reduction in the Company's personnel already has forced the remaining personnel to assume responsibilities that were previously handled by other persons.

     Continuing compliance with Exchange Act reporting requirements would cause the Company to incur substantial additional legal, and accounting fees and support services, which the Company does not have the financial means to pay. The Company estimates that it will cost approximately $50,000 in auditing and related expenses to prepare the next quarterly report on Form 10Q for the quarter ending September 30, 2001, and another $250,000 in expenses to complete the next annual report on Form 10-K. This is in addition to the numerous staff hours which would be required of the remaining corporate staff to assist in the reporting. Furthermore, the Company's DIP Facility and related budgetary constraints permit the funding of only minimal operations to enable the Company to sell its assets as a going concern in an orderly process that is expected to be concluded by the first quarter of 2002. The DIP Facility does not allow the Company to use the funding to pay the fees and expenses that would be required to prepare periodic reports under the Exchange Act. As a result, the Company simply does not have sufficient personnel or financial resources to prepare and review the required Exchange Act reports.

     The relief requested is consistent with the protection of investors. The Company will file monthly Bankruptcy Reports, will file the Schedules, and, at the conclusion of the Bankruptcy Case, will file the Final Report. The Bankruptcy Reports, the Schedules and the Final Report that the Company must file with the United States Trustee and the Bankruptcy Court will become part of the public case file at the Bankruptcy Court and will provide both investors and creditors accurate and updated information about the status of the Company's affairs. In addition, the monthly Bankruptcy Reports will be presented more frequently than is required under the Exchange Act for Forms 10-K and 10-Q. The Bankruptcy Reports will also be available on the Bankruptcy Court's website at www.ilnb.uscourts.gov. The Company also will file with the Commission under cover of Form 8-K, copies of the Bankruptcy Reports and the Final Report that are required to be filed with the Bankruptcy Court no later than fifteen days after such filings are made, as well as other filings that may be required to be made on Form 8-K on a periodic basis. The Company will also post the Bankruptcy Reports, the Final Report and any Form 8-K on the Company's website at www.abc-naco.com. As a result, the Company's investors will continue to be informed as to the Company's financial condition.

B.   INFORMATION  REGARDING  THE  MARKET  FOR  THE  ISSUER'S  SECURITIES
     The Bulletin indicates that the issuer should discuss in detail the market for its securities. In addition the Bulletin states that the issuer should provide the number of market makers for its securities, the number of shares traded and the number of trades per month for each of the three months before the issuer's Bankruptcy Code filing and each month after the filing.

     At present the Company has outstanding 19,872,242 shares of common stock. There has been no trading in the Company's securities since October 15, 2001, when the Company halted trading on the Nasdaq Stock Market in the wake of the imminent announcement of the Bankruptcy Case. On October 17, 2001, Nasdaq placed a trading halt on the Company's securities, and on October 19, 2001, the Company received a letter from Nasdaq informing it that Nasdaq will continue to halt trading in the Company's securities pending the receipt of certain specified information relating to the Bankruptcy Case and the Company's plan of reorganization. This letter provides that if the Company is unable to provide the requested information, its securities will be delisted. The Company cannot provide all of the information requested and, therefore, does not believe that trading will resume in the Company's securities.

     The closing sales price for the Company's common stock on October 12, 2001 was $0.14 per share, for a total market capitalization of $2,782,080.00.
Additional information is provided on Exhibit A attached to this letter, with respect to (i) trading activity in the Company's common stock for the three months before the Company's Bankruptcy Case and each month after the Bankruptcy Case and (ii) market makers for the Company's common stock.

C.   THE  TIMING  OF  THE  ISSUER'S  REQUEST  FOR  MODIFIED  REPORTING
     The Bulletin provides that an issuer should submit its request promptly after it has entered bankruptcy and the Staff will consider a request as submitted promptly if it is filed before the date the issuer's first periodic report is due following the issuer's filing for bankruptcy. This request for modified reporting is promptly submitted 6 days after the Petition Date and 21 days in advance of the next periodic filing. The Company will file with the Commission the Bankruptcy Reports on Form 8-K during the continued pendency of this request.

D.   POSITIONS  TAKEN  BY  THE  DIVISION  IN  GRANTING  REQUESTS
     The Company pursuant to the Release and the Bulletin, in lieu of continuing to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q under
Section 13(a) of the Exchange Act, proposes to file with the Commission, under cover of Form 8-K, copies of the Bankruptcy Reports and the Final Report that are required to be filed with the Bankruptcy Court no later than fifteen days after such filings are made, as well as other filings that may be required to be made on Form 8-K on a periodic basis. The Company will disclose, on Form 8-K, all material events relating to the Bankruptcy Case and the likelihood of any distributions to security holders. The relief from Section 13 of the Exchange Act is requested while the Company is subject to the Bankruptcy Code or until completion of the Bankruptcy Case. The Company acknowledges that it must comply with the provisions of the Exchange Act, including the filing of current reports required by Form 8-K, and satisfying the proxy, issuer tender offer and going private provisions.

     When the Bankruptcy Case is concluded, the Company will file a Final Report on Form 8-K and, if appropriate, will file a Form 15 to terminate its reporting obligations under the Exchange Act.

IV.  REQUEST  FOR  RELIEF
     Due to the enormity of the task facing the Company's limited staff in administering the Bankruptcy Case, the extremely limited financial resources available to the Company, the non-existent trading market in the Company's securities and the likelihood that the Company's common security holders will not receive any proceeds from the disposition of its assets, and the abundance of public information regarding the Company that will be available to interested parties through the Company's filings with the Bankruptcy Court and the Commission, and on the Company's website, the Company believes that the modified reporting procedure set forth herein is appropriate and will best serve the interests of all of the Company's security holders.

     Accordingly, we request that the Staff provide us with written assurance that it will not recommend any enforcement action to the Commission against the Company if the modified reporting procedure set forth herein is implemented.

     If you have any questions with respect to any of the issues raised in this request or if you require any additional information, please contact the undersigned at (312) 602-2064. If the Staff disagrees with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided.

     In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven additional copies of this letter. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Sincerely,

Suzanne  L.  Saxman


cc:  ABC-NACO  Inc.
     The  Nasdaq  Stock  Market,  Inc.